AB 3/10

15047631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-68730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFPG Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 W South Jordan Parkway, Suite 240
(No. and Street)

South Jordan (City) Utah (State) 84095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Badalamenti 720-454-4275
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1785 W 2320 S (Address) Salt Lake City (City) UT (State) 84119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

[handwritten initials] 3/2/15

OATH OR AFFIRMATION

I, Charles R. Badalamenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFPG Investments, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer/FinOp

Title

Notary Public

SHELLEY M. SMITH
Notary Public
State Of Utah
My Commission Expires June 10, 2015
COMMISSION NUMBER 610623

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DFPG INVESTMENTS, INC.

SEC ANNUAL AUDITED REPORT FORM X-17A-5
PART III, FACING PAGE AND OATH OR AFFIRMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

December 31, 2014

DFPG INVESTMENTS, INC.

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of DFPG Investments, Inc.

We have audited the accompanying financial statements of DFPG Investments, Inc. (a Utah S-Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, stockholders equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. DFPG Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DFPG Investments, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of DFPG Investments, Inc.'s financial statements. The supplemental information is the responsibility of DFPG Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

DFPG INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

	2014
ASSETS	
Current Assets	
Cash and cash equivalents	$424,387
Accounts receivable	345,200
Other receivables	29,866
Prepaid expense	4,500
Other assets	8,712
Total Current Assets	**812,665**
Office equipment	7,843
Accumulated depreciation	(2,863)
Total Office Equipment	**4,980**
Clearing deposit	100,000
Total Assets	**$917,645**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$9,566
Commissions payable	269,934
Accrued payroll and other liabilities	11,667
Total Current Liabilities	**291,167**
Stockholders' Equity	
Paid in Capital	154,000
Retained Earnings	472,478
Total Stockholders' Equity	**626,478**
Total Liabilities and Stockholders' Equity	**$917,645**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
Revenues	
Commissions	$8,341,953
Other	1,312,687
Total Revenues	**9,654,640**
Expenses	
Commissions	7,537,531
Compensation and related benefits	329,380
Office overhead and operating	182,502
Professional fees	70,308
Licensing and registration	25,402
Depreciation	1,058
Other	155,074
Total Expenses	**8,301,255**
Net Income	**$1,353,385**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance at December 31, 2013	-	$154,000	$285,369	$439,369
Shareholder Distributions	-	-	($1,166,276)	($1,166,276)
Net Income	-	-	$1,353,385	$1,353,385
Balance at December 31, 2014	-	$154,000	$472,478	$626,478

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
Cash Flows from Operating Activities	
Net income	$1,353,385
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,058
Changes in operating assets and liabilities:	
Accounts receivable	(300,742)
Other receivables	(29,396)
Prepaid expenses and other assets	7,042
Clearing Deposit	(100,000)
Accounts Payable	(1,001)
Commissions Payable	232,835
Accrued payroll and other liabilities	(28,635)
Net Cash from Operating Activites	**1,134,546**
Cash Flows from Financing Activities	
Shareholder Distributions	(1,166,276)
Net Cash from Financing Activities	**(1,166,276)**
Net Change in Cash and Cash Equivalents	(31,730)
Cash and Cash Equivalents at Beginning of Year	456,117
Cash and Cash Equivalents at End of Year	$424,387
Supplemental Disclosures of Cash Flow Information	
Cash paid for interest	$ -
Cash paid for taxes	$ -

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, INC. ("Company") was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage services and is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, BDCs, private placements, REITs and municipal fund securities. The Company has branch office locations in Arizona, California, Colorado, Florida, Massachusetts, New York and Utah.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time the investment is settled (the Settlement Date). With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commission and direct marketing costs) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are expected to be received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Variable Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2014, cash and cash equivalents of $803,776 were held at one financial institution. We are also exposed to concentrations of credit risk related to our cash deposits. We maintain cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, our cash balance may exceed the balance insured by the FDIC. As of December 31, 2014 we had cash of $553,776 in excess of FDIC limits.

We monitor such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. At December 31, 2014, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

Raymond James & Associates

DFPG Investments introduces certain client brokerage transactions to Raymond James & Associates on a fully disclosed basis. Raymond James acts as qualified custodian for such clients and holds clients funds and securities. As a result DFPG Investments has entered into a clearing arrangement with Raymond James, and has agreed to provide a $100,000 clearing deposit with Raymond James. Such deposit is refundable to DFPG on termination of the clearing agreement. The clearing agreement is for an open term and can be cancelled with a 30 day written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2014 was $1,058.

Rent Expense

The Company's rent expense for its office space was $26,100 for the year ended December 31, 2014.

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the FASB Accounting Standards Codification. For 2014, management has determined that there are no material uncertain income tax positions. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2011 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near term nature or by comparable financial instruments' market value.

Advertising Expenses

DFPG's advertising policy is consistent with rules provided by FINRA. DFPG submitted all advertising in its first year of business, but now reviews and approves most advertising internally. In 2014, DFPG submitted advertising to FINRA with a total cost of approximately $2,000.

New and Recent Accounting Pronouncements

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

In May 2014, the FASB issue Accounting Standards Update No. 2014-09, Revenue from Contract with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets, 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2016 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an ongoing basis until its eventual adoption and incorporation.

Note 3 – Related Party Transactions

During 2014, DFPG Investments, Inc. effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in South Jordan, Utah. The owners of this branch office location also hold an ownership position in DFPG Investments, Inc.

Related Parties

Diversify, Inc. (Diversify) is a branch office of DFPG Investments, Inc. (DFPG). Diversify was started by the owners of DFPG in order to continue their practice as Registered Representatives, along with the growth, marketing, and branding operations normally associated with a branch office, distinct from a Broker Dealer. The relationship between the entities is such that expenses for office space and telephone services are shared; and reimbursement is paid from DFPG to Diversify for participation in a 401K plan, health insurance and the accompanying Health Savings Account, and shipping costs. These transactions were consummated on terms equivalent to those that prevail in arms-length transactions. During 2014 DFPG Investments, Inc. reimbursed Diversify, Inc. for the following expenses: $26,100 (office rent); $14,091 (health insurance); $13,960 (401K contribution matching); $4,320 (health savings account); and $2,100 (telephone).

Diversify Insurance, Inc. is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, Inc., a branch office of DFPG Investments, Inc. Diversify Insurance was created to maintain clarity and separation among the differing types of client transactions, and was started by the owners of Diversify and DFPG. There are no shared expenses or reimbursement agreements between DFPG and Diversify Insurance, such as there are between DFPG and Diversify, Inc.

Diversify Wealth Management, Inc. (DWM) is a Registered Investment Advisor affiliated through common ownership with DFPG Investments, Inc. (DFPG). DWM was created by said owners to facilitate fee-based business of current and new clients, which by regulation was impossible through Diversify, Inc. or DFPG at the time. There are no shared expenses or reimbursement agreements between DFPG and Diversify Insurance, such as there are between DFPG and Diversify, Inc.

Note 4 – Lease Commitments

The Company entered into a sublease agreement for office space with Diversify, Inc., a related party (see Note 3), in April 2014. The lease requires monthly payments of $2,300 through March 31, 2016. No further provisions regarding future minimum lease payments exist at this time.

Note 5 – Concentrations of Risk

The Company is engaged in the business of providing broker services. Substantially all income is derived from commissions earned on sales of investment securities. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of a small number of brokers. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents concentrations in revenue for the year ended December 31, 2014:

	2014
Revenue from the sale of private placements / DPPs	49%
Revenue from the sale of real estate investment trusts	29%
Revenue from the sale of investments company shares	12%
Revenue from the sale of BDCs	5%

Revenue from the sale of variable annuities	4%
Other	1%

Customer Concentration

In 2014, a single customer, through various accounts, comprised 10.3% of gross revenue for DFPG Investments, Inc.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital of $233,219 which was $213,808 in excess of its required net capital of $19,411. The Company's ratio of aggregate indebtedness to net capital is 1.25 to 1 or 124.85%.

Note 7 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2014 through February 27, 2015, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

DFPG INVESTMENTS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2014

	2014
Net Capital	
Total stockholders' equity	$626,478
Deduct non-allowable assets:	
Non-allowed receivables	(375,066)
Prepaid expenses	(4,500)
Office equipment net of accumulated depreciation	(4,980)
Other non-allowable assets	(8,713)
Total stockholders' equity qualified for Net Capital	$233,219
Aggregate Indebtedness	
Payables and accruals	$291,167
Total Aggregate Indebtedness	$291,167
Computation of Basic Net Capital Requirements	
6 2/3% of aggregate indebtedness	$19,411
Minimum net capital	$5,000
Greater of the two amounts	$19,411
Capital in excess of required minimum	$213,808
Ratio of aggregate indebtedness to net capital	1.25

Reconciliation with Company's computation included in Part II of Form X-17a-5:

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material difference between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of DFPG Investments, Inc.

We have reviewed management's statements, included in the accompanying DFPG Investments, Inc.'s Exemption Report, in which (1) DFPG Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which DFPG Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) DFPG Investments, Inc. stated that DFPG Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. DFPG Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DFPG Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of DFPG Investments, Inc.
South Jordan, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by DFPG Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating DFPG Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. DFPG Investments, Inc.'s management is responsible for DFPG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of DFPG Investments, Inc. and respective bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail of DFPG Investments, Inc., noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of DFPG Investments, Inc., supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment during the year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

DFPG INVESTMENTS, INC.
EXEMPTION REPORT

DFPG Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the United States Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) stating that the Company claimed an exemption from the rule in that where and when applicable the Company maintains a "Special Account for the Exclusive Benefit of Customers".

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Charles R. Badalamenti, CFO, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Charles R. Badalamenti

Title: Chief Financial Officer

February 27, 2015